FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July 1999
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                        Form 20 - F   X      Form 40 - F
                                   -------              -------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes              No    X
                                 -------         --------
This Form 6-K consists of:

A press release issued by Vasogen Inc. on July 22, 1999, titled:
"Vasogen's VAS971 Protects Vital Organs During Major Surgery"

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        VASOGEN INC.


                                        By /s/ Christoper Waddick
                                           ------------------------
                                        (Name: Christopher Waddick)
                                        (Title:  Vice-President, Finance & CFO)

Date:  July 22, 1999
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Vasogen Inc.                                      INVESTOR CONTACT

2155 Dunwin Drive, Suite 10                       Trevor Burns
Mississauga, ON, Canada  L5L 4M1                  Investor Relations
tel  (905) 569-2265   fax  (905) 569-9231         tel  (905) 569-9065
http://www.Vasogen.com                            e-mail   investor@vasogen.com

--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

           VASOGEN'S VAS971 PROTECTS VITAL ORGANS DURING MAJOR SURGERY

Toronto, Ontario (July 22, 1999) -- Vasogen Inc. (TSE/ME:VAS; OTCBB:VSOGF) is pleased to announce that it has successfully completed the final phase of pre-clinical research on VAS971, an immune modulation therapy for the protection of organs and tissues during major vascular surgery. The Company is now proceeding with regulatory submissions to the FDA to commence clinical trials in the United States in the area of major vascular surgery.

Researchers at the University of Montreal have demonstrated in pre-clinical studies that VAS971 protects multiple organs against ischemia/reperfusion (I/R) injury. I/R injury, which results from an interruption in blood flow, is the major cause of severe tissue damage during vascular surgery and leads to increased mortality, higher complication rates, longer post-surgical recovery times, and consequent higher costs to health care systems, third-party insurers, and managed care organizations. With in-patient care forming the largest component of health care costs, there is an increasing focus on the need to develop products that can improve surgical outcomes and reduce length of stay in hospital. A treatment with the ability to protect vital organs and tissues against I/R injury would meet this cost-containment requirement and benefit the thousands of patients undergoing major vascular surgery each year.

Based on previously reported evidence of protection of the kidney using VAS971, the aim of the latest study was to determine whether protection against I/R injury would extend to other organs exposed to ischemia, as occurs during major vascular surgery. In these studies, conducted at the Research Centre of the University of Montreal, the aorta (the main artery leading from the heart) was clamped for a prolonged period of time similar to that required for the repair of thoracic aortic aneurysms--a form of major vascular surgery that leads to I/R injury to numerous vital organs. The results, which showed that VAS971 successfully protected several organs and tissues against I/R injury, will be presented at a scientific meeting later this year.

"The high morbidity and mortality associated with ischemia/reperfusion injury following vascular surgery highlights the need for a therapy that can protect organs and tissues from damage," said Dr. Eldon Smith, Vasogen's Vice-President, Scientific Affairs. "The successful completion of pre-clinical research demonstrating that VAS971 exerts a significant protective effect on a number of vital organs is a very exciting development for the Company, as it provides the basis for entering clinical trials."

These latest results with VAS971 complete the pre-clinical data necessary to support regulatory submissions to the FDA to commence clinical trials in the United States. The initial clinical trial will investigate the ability of VAS971 to reduce post-surgical complications in patients undergoing thoracic aortic aneurysm (TAA) repair surgery. TAA repair surgery carries significant surgical risk, requiring the aorta to be clamped for up to one hour, cutting off the blood flow to major organs including the kidneys, bowel, and liver. TAA surgery results in major complications in upwards of 40% of cases and death in 7% of cases. The I/R injury-induced complications associated with TAA repair surgery cost health care systems in North America in excess of $300 million annually.

   Vasogen is developing proprietary immune modulation therapie to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providingsafe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.